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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 13E-3
                       RULE 13E-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)
                               (AMENDMENT NO. 5)

                                 MAXSERV, INC.
                             (NAME OF THE ISSUER)

                            SEARS, ROEBUCK AND CO.
                         MAX ACQUISITION DELAWARE INC.
                    (NAME OF THE PERSONS FILING STATEMENT)

                     COMMON STOCK $.01 PAR VALUE PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                   005779171
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                            MICHAEL D. LEVIN, ESQ.
             SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            SEARS, ROEBUCK AND CO.
                               3333 BEVERLY ROAD
                           HOFFMAN ESTATES, IL 60179
                                (847) 286-2500
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
       NOTICES AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

                               ----------------

                                   COPY TO:
                            MARK D. GERSTEIN, ESQ.
                               LATHAM & WATKINS
                            SEARS TOWER, SUITE 5800
                            233 SOUTH WACKER DRIVE
                            CHICAGO, IL 60606-6401
                                (312) 876-7700

This statement is filed in connection with (check the appropriate box):

[_] (a) The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

[_] (b) The filing of a registration statement under the Securities Act of 1933.

[X] (c) A tender offer.

[_] (d) None of the above.

  Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [_]

                          CALCULATION OF FILING FEE:
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
TRANSACTION VALUATION*              AMOUNT OF FILING FEE**
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
     $39,701,747                            $7,941

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*  For purposes of calculating the fee only. The amount assumes the purchase of 5,122,806 shares of common stock, par value $.01 per share, of MaxServ, Inc. at $7.75 net in cash per share, which represents the fully diluted shares at February 28, 1997 not owned by the persons filing this statement.
** The amount of the filing fee calculated in accordance with Regulation
   240.0-11 of the Securities Exchange Act of 1934 equals 1/50th of 1% of the value of the shares to be purchased.
[X]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
                     $7,941               Filing Parties:
                                                       Sears, Roebuck and Co.

                                                       Max Acquisition
Form or Registration No.:                              Delaware Inc.
                     Schedule 14D-1 and
                                          Date Filed:  February 4, 1997 and
                     Amendment No. 5 thereto.
                                                       March 3, 1997

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

  Sears, Roebuck and Co. and Max Acquisition Delaware Inc. hereby amend and supplement their Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3"), originally filed with the Securities and Exchange Commission on February 4, 1997, with respect to the offer to purchase any and all outstanding shares of common stock, par value $.01 per share, of MaxServ, Inc., at a price of $7.75 per share as set forth in this Amendment No. 5 to the Schedule 13E-3. The item numbers and responses thereto below are in accordance with the requirements of Schedule 13E-3. Capitalized terms not defined herein have the meaning ascribed to them in the Schedule 13E-3.

  The following cross-reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Tender Offer Statement on Schedule 14D-1 (as amended and supplemented, the "Schedule 14D-1"), originally filed by Sears, Roebuck and Co. and Max Acquisition Delaware Inc. with the Securities and Exchange Commission on February 4, 1997, of the information required to be included in response to the items of this Schedule 13E-3. The information set forth in the Schedule 14D-1, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Schedule 14D-1 and the exhibits thereto.

                            CROSS-REFERENCE SHEET TO

                                 SCHEDULE 14D-1

                                                            LOCATION OF ITEM(S)
ITEM AND CAPTION OF SCHEDULE 13E-3                           IN SCHEDULE 14D-1
----------------------------------                          -------------------
 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE
 TRANSACTION.
  (b)-(c).................................................       1(b)-(c)
 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.
  (a).....................................................           3
  (b).....................................................           *
 4. TERMS OF THE TRANSACTION.
  (a)-(b).................................................           *
 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.
  (a)-(e).................................................       5(a)-(e)
  (f).....................................................         5(g)
  (g).....................................................           *
 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  (a).....................................................         4(a)
 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.
  (a).....................................................           5
  (c).....................................................           *
 8. FAIRNESS OF THE TRANSACTION.
  (a)-(c), (e)............................................           *
 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN
 NEGOTIATIONS.
  (a).....................................................           *
10. INTEREST IN SECURITIES OF THE ISSUER.
  (a).....................................................         6(a)
11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT
   TO THE ISSUER'S SECURITIES.............................           7
12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN
   PERSONS WITH REGARD TO THE TRANSACTION.
  (a)-(b).................................................           *
16. ADDITIONAL INFORMATION................................         10(f)
17. MATERIAL TO BE FILED AS EXHIBITS......................          11

--------
*The item is not required by Schedule 14D-1 of the Securities Exchange Act of 1934, as amended.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

  (b)-(c) Items 1(b)-(c) of the Schedule 13E-3 are hereby amended and supplemented to incorporate by reference the information set forth in Items 1(b)-(c) of the Schedule 14D-1. Information concerning the approximate number of holders of record of the Shares is set forth in the section entitled "INTRODUCTION" of the Supplement, dated March 3, 1997 (the "Supplement"), to the Offer to Purchase, dated February 4, 1997, and is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

  (a)-(b) Items 3(a)-(b) of the Schedule 13E-3 are hereby amended and supplemented to incorporate by reference the information set forth in the sections entitled "INTRODUCTION," "SPECIAL FACTORS-- Background of the Offer" and "SPECIAL FACTORS--Purpose of the Offer and the Merger" of the Supplement.

ITEM 4. TERMS OF THE TRANSACTION.

  (a) Item 4(a) of the Schedule 13E-3 is hereby amended and supplemented to incorporate by reference the information set forth in the sections entitled "INTRODUCTION," "THE AMENDED OFFER--Terms of the Offer," "THE AMENDED OFFER-- Procedure for Tendering Shares" and "THE AMENDED OFFER--Amendments to Conditions of the Offer" of the Supplement.

  (b) Item 4(b) of the Schedule 13E-3 is hereby amended and supplemented to incorporate by reference the information set forth in the sections entitled "SPECIAL FACTORS--The Merger Agreement" and "SPECIAL FACTORS--The Stockholder Tender Agreement" of the Supplement.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

  (a)-(g) Items 5(a)-(g) of the Schedule 13E-3 are hereby amended and supplemented to incorporate by reference the answers to Items 5(a)-(g) of the
Schedule 14D-1.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a) Item 6(a) of the Schedule 13E-3 is hereby amended and supplemented to incorporate by reference the answer to Item 4(a) of the Schedule 14D-1.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

  (a) Item 7(a) of the Schedule 13E-3 is hereby amended and supplemented to incorporate by reference the answer to Item 5 of the Schedule 14D-1.

  (c) Item 7(c) of the Schedule 13E-3 is hereby amended and supplemented to incorporate by reference the information set forth in the sections entitled "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer" and "SPECIAL FACTORS--Purpose of the Offer and the Merger" of the Supplement.

ITEM 8. FAIRNESS OF THE TRANSACTION.

  (a)-(c), (e) Items 8(a)-(c), (e) of the Schedule 13E-3 are hereby amended and supplemented to incorporate by reference the information set forth in the sections entitled "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer" and "SPECIAL FACTORS--Fairness of the Offer" of the Supplement.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

  (a) Item 9(a) of the Schedule 13E-3 is hereby amended and supplemented to incorporate by reference the information set forth in the section entitled "SPECIAL FACTORS--Fairness of the Offer" of the supplement.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

  (a) Item 10(a) of the Schedule 13E-3 is hereby amended and supplemented to incorporate by reference the answer to Item 6(a) of the Schedule 14D-1.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

  Item 11 of the Schedule 13E-3 is hereby amended and supplemented to incorporate by reference the answer to Item 7 of the Schedule 14D-1.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

  (a)-(b) Items 12(a)-(b) of the Schedule 13E-3 are hereby amended and supplemented to incorporate by reference the information set forth in the sections entitled "INTRODUCTION" and "SPECIAL FACTORS--The Stockholder Tender Agreement" of the Supplement.

ITEM 16. ADDITIONAL INFORMATION.

  Item 16 of the Schedule 13E-3 is hereby amended and supplemented to incorporate by reference the answer to Item 10(f) of the Schedule 14D-1.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

  Item 17 of the Schedule 13E-3 is hereby amended and supplemented to add the following exhibits:

  (c)(1) Agreement and Plan of Merger dated March 2, 1997, by and among the Company, Parent and Purchaser (previously filed as exhibit (c)(1) to the Schedule 14D-1 and incorporated herein by reference).

  (c)(2) Stockholder Tender Agreement dated March 2, 1997, by and among Parent, Purchaser, Sunwestern Investment Fund II and Sunwestern Cayman 1984 Partners (previously filed as exhibit (c)(2) to the Schedule 14D-1 and incorporated herein by reference).

  (d)(9) Supplement to Offer to Purchase (previously filed as exhibit (a)(9) to the Schedule 14D-1 and incorporated herein by reference).

  (d)(10) Revised Letter of Transmittal (previously filed as exhibit (a)(10) to the Schedule 14D-1 and incorporated herein by reference).

  (d)(11) Text of Press Release issued jointly by Parent and the Company, dated March 3, 1997 (previously filed as exhibit (a)(11) to the Schedule 14D-1 and incorporated herein by reference).

                                   SIGNATURE

  AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Dated: March 3, 1997                      Max Acquisition Delaware Inc.

                                            /s/ John T. Pigott
                                          By: _________________________________
                                            Name: John T. Pigott
                                            Title: Vice President and
                                            Treasurer

                                          Sears, Roebuck and Co.

                                            /s/ Michael D. Levin
                                          By: _________________________________
                                            Name: Michael D. Levin
                                            Title: Senior Vice President,
                                                General Counsel and Secretary

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
 (c)(1)  Agreement and Plan of Merger dated March 2, 1997 by and among the
         Company, Parent and Purchaser (previously filed as exhibit (c)(1) to the Schedule 14D-1 and incorporated herein by reference).
 (c)(2)  Stockholder Tender Agreement dated March 2, 1997, by and among Parent,
         Purchaser, Sunwestern Investment Fund II and Sunwestern Cayman 1984
         Partners (previously filed as exhibit (c)(2) to the Schedule 14D-1 and incorporated herein by reference).
 (d)(9)  Supplement to Offer to Purchase (previously filed as exhibit (a)(9) to the Schedule 14D-1 and incorporated herein by reference).
 (d)(10) Revised Letter of Transmittal (previously filed as exhibit (a)(10) to the Schedule 14D-1 and incorporated herein by reference).
 (d)(11) Text of Press Release issued jointly by Parent and the Company, dated
         March 3, 1997 (previously filed as exhibit (a)(11) to the Schedule
         14D-1 and incorporated herein by reference).